Exhibit 21.1

Subsidiaries of Plains Exploration & Production Company

Name of Subsidiary	Jurisdiction of Organization
Arguello Inc.	Delaware
Nuevo Ghana Inc.	Delaware
Nuevo International Inc.	Delaware
Nuevo Offshore Company	Delaware
Nuevo Permian Inc.	Delaware
Nuevo Permian Limited Partnership	Texas
Nuevo Resources Inc.	Delaware
Nuevo Texas Inc.	Delaware
Pacific Interstate Offshore Company	California
Plains E&P Company	Delaware
Plains Resources International Inc.	Delaware
PMCT Inc.	Delaware
PXP Gulf Coast Inc.	Delaware